Platin Ltd. Israel

     To: NYN International LLC. 2303 South Blvd. Houston, TX 77098 U.S.A.

     Subject: TELEMARKETING ORDER FRAMEWORK

     Reviewing the new description of your VGTel system, I was glad to see that its functionality is very close to our way we conduct our Telemarketing activities, and hope that you will be able to add few items which will help us to use your system in our main line of business.

     The upcoming Mar.28.2006 election in Israel will provide us a very high demand for Telemarketing services which we will not be able to provide without your system. Please make an effort to implement and complete all the testing prior to the starting date of the political party's campaigns on Feb.1. 2006.

     We would like to secure your services in Israel, exclusively for our use by ordering your service today, with guaranteed minimum level of 10,000 calls per day.

     Sincerely,

     Israel Hason, /s/General Manager